Licensing Agreement

Licensing Agreement

This EXCLUSIVE LICENSING AGREEMENT (the “Agreement”) is entered into as of June 25th, 2013 (“Effective Date”) between:

(1)
Austrianova Singapore Pte Ltd., a Singapore corporation having its registered office and principal place of business at 20 Biopolis Way, #05-518 Centros, Singapore 138668. Reg. No. 200705334K and its Affiliates (“ANS” or “Licensor”), and

(2)
Nuvilex Inc., a Nevada corporation having its Headquarters at Meadows Corporate Park I, 12510 Prosperity Dr., Suite #310, Silver Spring, MD 20904, USA, and any and all of its Affiliates (“NVLX” or “Licensee”).

(A) LICENSOR has developed a unique and versatile cell encapsulation technology using cellulose sulphate and derivatives that can be applied to a wide range of applications (“Cell-in-a-Box®” Trademark and its Associated Technology”);

(B) LICENSEE has interest in developing therapies for the treatment of diabetes;

(C) LICENSEE and LICENSOR now desire to enter into this Agreement whereby LICENSEE is granted an exclusive worldwide license to use the Cell-in-a-Box® Trademark and its Associated Technology with genetically modified or non-modified non-stem cell lines and IPS stem cells specifically designed to produce insulin or other critical components for the treatment of diabetes, to research, have made by LICENSOR, use in clinical trials, obtain market approval, market and sell products and treatments utilizing the Cell-in-a-Box® Trademark and its Associated Technology world-wide. Other defined adult stem cell phenotypes designed to produce insulin for the treatment of diabetes may be licensed exclusively or non-exclusively in the future based on the conditions of business and the mutual written agreement of the Parties.

It is agreed:

1. Definitions. The following definitions shall be used for the purpose of interpreting the Agreement and all documents relating thereto except where the context requires otherwise:

1.
“Affiliate:” shall mean, with respect to any of the Parties, any corporation or other business entity controlling, controlled by or under common control with that Party. The term "controlling" (with correlative meanings for the terms "controlled by" and "under common control with”) as used in this definition means either:

(a)	possession of the direct or the indirect ownership of more than fifty percent (50%) of the voting or income interest of the applicable corporation or other business entity; or

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(b)	the ability, by contract or otherwise, to control the management of the applicable corporation or other business entity.

2.	“Agreement:” shall mean this agreement including any exhibits and amendments hereto.

3.
“Buyer:” shall mean a person other than LICENSEE, its Affiliates or Sub-Licensees, who purchases a Product from LICENSEE, its Affiliates or Sub-Licensees, such as, for instance, the distributor of a Product or a person undergoing a treatment. For the avoidance of doubt, Buyer will not necessarily be the end consumer of the Product.

4.	“First Clinical Use:” is defined as the first date any acceptable Product is ready for use in humans.

5.	“Cell-in-a-Box® Trademark and its Associated Technology:” refers to United States registered trademark No. 85307295 that is owned by SG Austria.

6.
“Associated Technology:” refers to technologies marketed under the Cell-In-A-Box® registered trademark which enable encapsulation of live eukaryotic cells placed in a polymer where one constituent of the encapsulation material is cellulose sulphate or a derivative thereof, and shall include any derivative or further development of these technologies.

7.	“Section:” shall mean a clause within the Agreement.

8.
“Confidential Information:” shall mean any and all technical or commercial information that is now or at any time here after during the term of this Agreement in the possession of one of the Parties or its Affiliates and is derived from the other of the Parties or its Affiliates that is of a confidential nature or is received in circumstances in which the receiving Party knows or should know that the information is confidential including without limitation, data, know-how, formulae, processes, designs, photographs, drawings, specifications, software programs and samples and any other material bearing or incorporating information relating to the business of either Party, whether or not such information is marked “CONFIDENTIAL.”

9.
“Investigational New Drug Application or IND” or equivalent in other Territories: An Investigational New Drug Application (IND) is a request for authorization from the Food and Drug Administration (FDA) to administer an investigational drug or biological product to humans and, within the context of this Agreement, shall also include any equivalent requirement for any other country in the world. Such authorization must be secured prior to shipment and/or administration of any new drug or biological product

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that is not the subject of an approved New Drug Application or Biologics/Product License Application or its equivalent depending on the country.

10.
“Biologics License Application” (“BLA”) (FDA) or equivalent in other Territories: Biological products are approved for marketing under the provisions of the Public Health Service (PHS) Act. The Act requires a firm that manufactures a biologic for sale in interstate commerce to hold a license for the product. A biologics license application is a submission that contains specific information on the manufacturing processes, chemistry, pharmacology, clinical pharmacology and the medical affects of the biologic product. If the information provided meets FDA requirements, the application is approved and a license is issued allowing the firm to market the product.

11.
“Scope of the Agreement:” shall mean the use of cells encapsulated using the “Cell-in-a-Box®” Trademark and its Associated Technology that are genetically modified or non-modified non-stem cell lines and IPS stem cells specifically designed to produce insulin for the treatment of diabetes. Further, it shall mean the use of cells encapsulated using the “Cell-in-a-Box®” Trademark and its Associated Technology that are other defined adult stem cell phenotypes designed to produce insulin for the treatment of diabetes that are mutually agreed to in writing by, and are mutually acceptable to, the Parties.

12.	“First Clinical Use:” shall mean the date of first clinical use of a Product by LICENSEE, its Affiliate or sub-Licensee to be assessed on a country-by-country basis.

13.
“Force Majeure:” shall mean conditions beyond the control of the Parties, including without limitation, law or order of any government, war, civil commotion, labour strike or lock-out, epidemic, failure or default of public utilities or common carriers, or destruction of production facilities or materials by fire, earthquake, flood and storm or like catastrophe.

14.
“Products:” shall mean any products that incorporate the Associated Technology or which are marketed under the Cell-in-a-Box® Trademark that are developed, manufactured, used or sold in the respective countries covered by this Agreement within the Scope of the Agreement.

15.	“Parties:” shall mean LICENSEE and LICENSOR collectively. Party shall mean either of the LICENSEE or LICENSOR as the context requires.

16.	“Territory:” shall mean the whole world.

17.	“Non-Disclosure Agreement:” or NDA, is an agreement between the Parties indicating the information being shared between the Parties pursuant to the NDA shall not be

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disclosed to any third party for a period defined, and under such other terms as contained, in the NDA.

18.
“Manufacture:” shall mean the production of Product by the LICENSOR for the LICENSEE. Manufacture will be regulated by a separate Manufacturing Framework Agreement, however the Parties have mutually agreed that the cost of manufacturing for the LICENSEE should consist of two components, a set-up fee and a cost per vial.

19.
“USD” or Monetary Denominations:” shall mean that all information and calculations herein are in United States Dollars (USD) for convenience, but work completed will be charged in local currency equivalents to maintain stability of costs. Therefore, for reference, on May 20, 2013, $1.00 USD was equal to €0.78 Euros, £0.66, $1.26 Singapore Dollars (SGD) and 29.76 Thai Baht (THB).

20.
“Publication Activity:” Any release of information to any group outside of the LICENSOR or LICENSEE’S respective Affiliated including but not limited to, publishing or presenting at any symposia, national, international or regional professional meeting or in any journal, thesis, dissertation, newspaper or otherwise of a Party's own choosing, the findings, methods and results derived from work carried out under this Agreement.

21.	“Publishing Party:” The Party intending to carry out a publication activity pursuant to Section 10.5.

22.	“Gross Sales Value:” The total revenue received by Nuvilex or its Sub-licensees from any and all sales of the Products.

23.	“Sub-Licensee:” Any third-party that is granted a sub-licence related to the “Cell-in-a-Box®” Trademark and its Associated Technology by LICENSEE.

24.
“Intellectual Property:” shall mean patentable inventions, marks (including trademarks, service marks, certification marks, and/or collective marks) whether registered or common law, materials in which copyrights exists, and trade secrets.

25.	“Agreement Interpretation and Construction:” The interpretation and construction of the Agreement shall be subject to the following provisions:

1.
a reference to any statute, enactment, order, regulation or other similar instrument shall be construed as a reference to the statute, enactment, order, regulation or other similar instrument as subsequently amended or re-enacted.

2.	where the context allows, the masculine includes the feminine and the neuter, and the singular includes the plural and vice versa.

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3.	where any provision is expressed to be subject to the knowledge of any Party or that Party's Affiliates it will be implied that knowledge (or absence of knowledge) follows diligent enquiry.

4.	References herein to a Party shall include a reference to that Party's Affiliates unless the context otherwise requires.
2. Licenses. The following Section describes all rights and responsibilities of the LICENSOR and LICENSEE pertaining to the license described herein.

1.
Exclusive License to LICENSEE. Subject to the terms of this Agreement, LICENSOR hereby grants to LICENSEE on a worldwide basis an exclusive royalty-bearing license to the “Cell-in-a-Box®” Trademark and its Associated Technology, with the right to sublicense in accordance with Section 2.3 below. The licensed rights described herein, including services under contract for LICENSEE, Affiliates and Sub-Licensees, by a contract research organization, consultants, or others to enable LICENSEE to develop the use of encapsulated products to obtain a Biologics License Application (“BLA”), marketing approval, or its equivalent in other territories and to eventually sell and offer for sale the Products or otherwise use the Licensed Rights on a worldwide basis as described and provided for within the Scope of this Agreement.

2.
LICENSEE agrees to pay LICENSOR. LICENSEE shall pay LICENSOR as a required initial payment (“Upfront Payment”) the sum of Two Million Dollars US (US $2,000,000.00) in two (2) equal payments of One Million Dollars US (US $1,000,000.00) each, the first of which will be due on or before October 31, 2013 (the "October 31, 2013 Payment"), and the second of which will be due April 30, 2014, (the "April 30, 2014 Payment") for receipt, upon the Effective Date, of all of the rights hereunder.

3.	Right to Sublicense. LICENSEE shall have the right to grant sub-licenses of the rights granted under Section 2.1 above, subject to the following:

1.
Prior to entering into a sub-license, LICENSEE shall deliver a copy of such sub-license agreement to LICENSOR for its approval. Approval of the potential sub-license agreement may only be withheld by the LICENSOR if, within 30 (thirty) days after receiving said notification, it can provide justification in writing that such sub-license agreement would materially conflict with the terms of this Agreement.

2.
Any sub-license agreement shall: (i) be consistent with, and not extend beyond the scope of the terms and conditions of this Agreement; and (ii) require the Sub-Licensee to agree to comply with all relevant terms and conditions of this Agreement including, without limitation, the obligation to maintain the

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confidentiality of Confidential Information in accordance with terms and conditions of Section 10.1 hereof. This does not, however, exclude LICENSEE from charging a higher royalty rate to Sub-Licensees than the royalty rate specified in Section 3.1

3.
The LICENSEE shall be responsible to the LICENSOR for the amount of the royalty fee agreed upon between the LICENSEE and LICENSOR for the royalties due with respect to licensed products sold by any Sub-Licensee having a sub-license granted under this Agreement.

4.
Requirements of LICENSOR and LICENSEE. The LICENSOR and LICENSEE shall at all times keep this Agreement free and clear of any hypothetical or real lien, charge, claim, encumbrance, pledge, security interest, defect or any other restriction or transfer of any kind.

5.
Rights to police and enforce. LICENSEE shall have the right to enforce the “Cell-in-a-Box®” Trademark, including all trademark rights licensed herein, against any and all infringers in the United States, including the right to sue for trademark infringement, independently in its own sole judgment without requiring LICENSOR’s approval to enforce the “Cell-in-a-Box®” Trademark.

3. Royalty and Milestone Payments

1.	Royalty. Subject to the terms of this Agreement, LICENSEE shall pay to LICENSOR, royalties equal to:

1.	Ten percent (10%) of Gross Sales Value of all Products sold by LICENSEE, and

2.	Twenty percent (20%) of the amount actually received by Nuvilex from Sub-licensees on Sub-licensees' Gross Sales Value.

2.	Milestone Payments. Subject to the terms of this Agreement, LICENSEE shall pay to LICENSOR, milestone payments of

1.	One Hundred Thousand Dollars US (US $100,000.00) within thirty (30) days of the beginning the first pre-clinical experiments using the encapsulated cells;

2.	Five Hundred Thousand Dollars US (US $500,000.00) within thirty (30) days after enrolment of the first human patient in the first clinical trial (“Clinical Trial”);

3.	Eight Hundred Thousand Dollars US (US $800,000.00) within thirty (30) days after enrolment of the first human patient in the first Phase III (Phase 3) clinical trial; and

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4.	One Million Dollars US (US $1,000,000.00) within ninety (90) days after obtaining the first BLA or Marketing Authorization or equivalent according to the country of origin.

5.	Each of these milestone payments shall be made if and only if the described milestones or their equivalents are achieved by LICENSEE, their Affiliates or Sub-Licensees.

3.
Quarterly Payments. All royalties under Section 3.1 arising from sales by LICENSEE and/or its Affiliates shall be paid within thirty (30) days of the end of the relevant calendar quarter. All royalties under Section 3.1 arising from sales by Sub-Licenses of LICENSEE shall be paid within forty-five (45) days after the calendar quarter in which the payment is received by LICENSEE from its Affiliate or Sub-Licensee.

4.
LICENSEE Royalty Reports. Each royalty payment shall be accompanied by a statement stating the number and the type of Products sold and the aggregate gross invoiced price and the calculation of Gross Sales Value, by country if other than the United States, of each sale invoiced during the relevant calendar quarter, including foreign exchange calculation(s).

5.
Payment Methods. All payments due under this Agreement to LICENSOR shall be made by bank wire transfer to an account designated by LICENSOR. All outgoing wire transfer fees are to be paid by the LICENSEE and all incoming wire transfer fees are to be paid by LICENSOR.

LICENSOR Account. Unless noted to LICENSEE otherwise, LICENSOR hereby designates the following account for all Upfront, Milestone and Royalty payments:
Account Holder: Austrianova Singapore Pte Ltd
Account No.: 667262001
Name of Bank: Overseas‐Chinese Banking Corporation Limited (OCBC)
Bank Address: 65 Chulia Street, OCBC Centre, Singapore 049513
Bank code for OCBC: 7339
Branch code: 629
SWIFT Code: OCBCSGSG
BIC Code: OCBCSGSGXXX
BIC Name: OVERSEA-CHINESE BANKING CORPORATION

6.
Currency. Royalties paid under this Agreement shall be calculated in the local currency of each country and converted into Singapore Dollars and paid in Singapore Dollars on the basis of the average currency exchange rate for the applicable calendar quarter quoted

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by the European Central Bank (“ECB”). Final funds will be transferred and costs incurred according to the normal course of business at which time any conversion costs shall occur and be part of the cost of business and belong to whomsoever they fall upon, including any expenses of the transferring or wiring of funds from NVLX to ASPL or any of its entities that the funds shall be sent to.

7.
Taxes. LICENSOR shall pay any and all income and other taxes levied on the account of payments it receives under this Agreement. All royalty payments under this Agreement shall be plus GST, or its equivalent, if applicable.

8.
Records and Inspection. LICENSEE shall keep complete, true and accurate books of account and records for the purpose of determining the payments to be made under this Agreement. Such books and records shall be kept for at least five (5) years following the end of the calendar quarter to which they pertain. Such records will open for inspection during such five (5) year period by LICENSOR’s independent accountants, solely for the purpose of verifying payment statements submitted pursuant to Section 3.4. Such inspection shall be made no more than once in each twelve (12) month period, at reasonable time and with reasonable notice. Any amounts showed to be owed but unpaid shall be paid within thirty (30) days from LICENSEE’s receipt of the accountant’s report showing an underpayment, plus interest from the original date due. Inspections conducted under this Section 3.8 shall be solely at the expense of LICENSOR except if discrepancies greater than five percent (5%) are found, in which case the LICENSEE shall repay LICENSOR and carry this expense.

9.
Interest. Interest shall accrue on sums outstanding after the due date, including those items as indicated in 3.8 above, for payment at the rate of five percent (5%) per annum over ECB base rate from time to time.

4. Manufacturing

1.	For the purposes of drafting future manufacturing contracts, it is hereby agreed that:

1) a one-time Manufacturing Setup, to be defined in the manufacturing agreement by SGA will be charged to NVLX as a fixed fee that in 2013 is Eighteen Million Nine Hundred Twenty-Eight Thousand Six Hundred Thirty-Nine Thai Baht (฿18,928,639.00), which, on May 23, 2013, was equal to Eight Hundred Thousand Singapore Dollars ($800,000.00 SGD) or Six Hundred Thirty-Three One Hundred Forty-Four and 05/100 US Dollars (US ~$633,144.05) and will always be adjusted relative to the country of manufacture (presently Thailand) per cell line to be encapsulated, of which 50% will be paid on execution of the manufacturing contract and 50% will be paid three (3) months later.

2) the Manufacturing Production Fee, to be defined in the manufacturing agreement, for producing the final encapsulated cell product will be charged to NVLX as a fixed fee that in 2013 is Eighteen Thousand Nine Hundred Twenty-Eight and 64/100 Thai

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Baht (฿18,928.64) (or SGD $800.00 or US ~$633.14) per vial of 300 capsules after production (ex-factory) with a minimum purchased batch size of 400 vials of any Cell-in-a-Box® Product making the minimum fee: Seven Million Five Hundred Seventy-One Thousand Four Hundred Fifty-Five and 60/100 Thai Baht (฿7,571,455.60) (US $253,257.62), not including shipping or storage costs. Payment of the minimum manufacturing production fee of Seven Million, Five Hundred Seventy-One Thousand Four Hundred Fifty-Five and 60/100 Thai Baht (฿7,571,455.60) (US ~$253,257.62) shall be made by paying an upfront payment prior to the first day of cell encapsulation manufacturing initiation at the rate of 1/3 of the anticipated total production, 1/3 at the production mid-point and the remaining 1/3 paid within thirty (30) days after completion of all encapsulated cell production when vials are ready for delivery or storage.

For example, the minimum manufacturing production fee of Seven Million, Five Hundred Seventy-One Thousand Four Hundred Fifty-Five and 60/100 Thai Baht (฿7,571,455.60) (US ~$253,257.62) will be comprised of:

(i) an upfront payment of Two Million Five Hundred Twenty-Three Thousand Eight Hundred Eighteen and 53/100 Thai Baht (฿2,523,818.53) (US ~$84,419.20);

(ii) followed by a payment at the production mid-point of Two Million Five Hundred Twenty-Three Thousand Eight Hundred Eighteen and 53/100Thai Baht (฿2,523,818.53) (US ~$84,419.21); and

(iii) the payment within thirty (30) days after completion of all encapsulated cell production, when vials are ready for delivery or storage, of the remaining Two Million Five Hundred Twenty-Three Thousand Eight Hundred Eighteen and 53/100Thai Baht ฿2,523,818.54 (US ~$84,419.21).

2.
Prior to initiating manufacturing and in order to accomplish manufacturing initiation, Nuvilex will deliver at least ten (10) tubes of cells to be encapsulated that are from a fully tested and validated Working Cell Bank, to be defined in the manufacturing agreement, having already been produced from Master Cell Banks, to be defined in the manufacturing agreement, for product that can be used in pre-clinical and clinical phases up to Phase II.

3.
An appropriately determined (likely higher) cost due to the added costs of full validation of all methods and tests will be mutually agreed upon after full financial analysis has been completed for vials to be produced for use in Phase III clinical trials through and after a BLA or Marketing Approval.

4.	All costs for encapsulated cell products will be subject to an annual increase equal to the published rate of inflation in the country of manufacture of the vials, currently set for Thailand.

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5. Intellectual Property (“IP”)

1.	Ownership.

a.	IP existing as of the Effective Date of this Agreement will continue to be owned by its then current owner.

b.	New IP generated during the term of this Agreement shall be solely owned by LICENSOR if such IP relates to encapsulation, cells or the encapsulation of cells and if generated solely by LICENSOR.

c.	New IP generated during the term of this Agreement shall be solely owned by LICENSEE if pertaining to cells and if generated solely by LICENSEE.

d.
New IP involving aspects of both encapsulation and cells and arising during the term of this Agreement as a direct result of work or intellectual input by both the LICENSOR and LICENSEE (“Joint IP”), shall be jointly-owned by LICENSEE and LICENSOR. LICENSOR will license its half of the Joint IP to LICENSEE for a consideration of $1. For Joint IP, LICENSEE will pay LICENSOR a Royalty on any use or licensing of the Joint IP as defined in a separate License Agreement to be negotiated by the Parties. Such separate License Agreement will be set out with royalties at a minimum similar to Section 3.1 above. In the case that LICENSOR shall advance and sell or sublicense or have an Affiliate sell or sublicense any such Joint IP Product, then LICENSOR or its Affiliate, subsidiary, etc., shall pay LICENSEE such Milestone and Royalty payments as equal to those described herein due to LICENSOR by LICENSEE.

2.
Disclosure of Inventions. A Party must promptly inform the other Party of all IP that it or its officers, employees, agents or consultants create as part of this Agreement and that falls within the Scope of this Agreement.

3.	Creation/Ownership. Creation/Ownership of new IP will be determined in accordance with Singapore patent law.

4.
Filing, Prosecution and Maintenance. To the extent required, LICENSOR shall cooperate with LICENSEE to obtain registered rights for Joint IP, including but not limited to filing for patent protection of patentable inventions in the United States of America and in other any jurisdiction the Parties may elect. Filing, prosecution and maintenance of newly generated Joint IP under the Scope of this Agreement shall be undertaken by LICENSEE. LICENSEE will:

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1.	give LICENSOR a copy of any draft Joint IP patent application before it is filed so that LICENSOR can give LICENSEE comments on the substance of the application;

2.	consult with LICENSOR regarding the countries in which Joint IP patent applications should be filed;

3.	take all reasonable steps to prosecute all Joint IP patent applications;

4.	respond to proceedings filed by third parties against the Joint IP patent applications;

5.	file all papers and pay all fees necessary to maintain any granted patents which result from Joint IP patent applications;

6.	take all actions commercially reasonably requested by LICENSOR to maintain any granted patents which result from Joint IP patent applications;

7.	give LICENSOR copies of all documents relating to the filing, prosecution and maintenance of Joint IP patent applications and granted patents;

8.	give LICENSOR a report detailing the status of all Joint IP patent applications and granted patents every year;

9.	pay all costs pertaining to the filing, prosecution and maintenance of such patent(s) and their application(s); and

10.
give LICENSOR prompt notice of any decision declining a Joint IP patent application or deferring a Joint IP patent application or any decision to not file a Joint IP patent application or to abandon a Joint IP patent application or a granted patent. After receiving this notice, LICENSOR may, at its expense, take over the filing, prosecution and/or maintenance of such patent applications or granted patents. If this occurs, LICENSEE agrees to assign any and all relevant IP rights to LICENSOR and all such future obligations shall remain with the LICENSOR unless sold, reassigned, etc.

5.
Abandonment. If a Party (such Party for purposes hereof a “Notifying Party”) does not wish to continue to support the filing, prosecution or maintenance of any Joint IP patent applications or issued patents it must notify the other Party (such Party for purposes hereof the "Notified Party") in writing at least 30 days in advance of termination of the ending date of such filed Joint IP patent applications or issued patents. From the date of the notification, the Notified Party shall have the right for the Notifying Party to transfer any and all rights to the Notified Party, who may choose to acquire and continue

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prosecuting and maintaining such Joint IP patent applications and issued patents. Failing election by the Notified Party to continue prosecuting and maintaining such Joint IP patent applications and issued patents, the Parties' obligations under Section 5.1, 5.5 and 5.4 of this Agreement with respect to such IP Rights, will terminate. Following any notice hereunder by a Notifying Party that it does not wish to continue to support the filing, prosecution or maintenance of any Joint IP patent applications or issued patents, such Notifying Party's obligations under Sections 5.1, 5.5 and 5.4 of this Agreement with respect to such IP Rights, if any, will terminate and be of no further force or effect.
6. Representation and Warranties. Each Party represents and warrants to the other that:

1.	it is duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is incorporated;

2.	it has the corporate power and authority and the legal right to enter into this Agreement free from any conflicting right owed to a third party and to perform its obligations hereunder;

3.	it has taken all necessary corporate action on its part to authorize the execution and delivery of this Agreement and the performance of its obligations hereunder;

4.
this Agreement has been duly executed and delivered on behalf of each Party, and constitutes a legal, valid, binding obligation, enforceable against such Party in accordance with its terms. All necessary consents, approvals and authorizations of all governmental authorities and other persons required to be obtained by such Party in connection with execution of this Agreement have been obtained; and

5.
the execution and delivery of this Agreement and the performance of such Party's obligations hereunder do not constitute a default or require any consent under any contractual obligation of such Party.

7. Indemnification and Liability

~~1.~~
Indemnification by LICENSEE. LICENSEE hereby agrees to indemnify, hold harmless and defend LICENSOR and its officers, directors and employees against any and all liability, damages, judgments, awards or costs of defend (including without limitation reasonable attorney's fees, expert witness fees and costs to defend and amounts paid in settlement of any action) resulting from any claim or claims by third parties related to and/or arising under the subject matter of this Agreement and to the extent caused by the action or inaction of LICENSEE or any party for which LICENSEE is responsible.

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2.
Indemnification by LICENSOR. LICENSOR hereby agree to indemnify, hold harmless and defend LICENSEE and its officers, directors and employees against any and all liability, damages, judgments, awards or cost of defend (including without limitation reasonable attorney's fees, expert witness fees and costs to defend and amounts paid in settlement of any action ) resulting from any claim or claims by third parties related to and/or arising under the subject matter of this Agreement and to the extent caused by the action or inaction of LICENSOR or any party for which LICENSOR is responsible.

3.
Indemnification Procedure. A Party seeking indemnification under this Section (the “Indemnified Party”) shall give prompt notice of the claim to the other Party (the “Indemnifying Party”) and, provided that the Indemnifying Party is not contesting the indemnity obligation, shall permit the Indemnifying Party to control any litigation relating to such claim, provided that the Indemnifying Party shall act reasonably and in good faith with respect to all matters relating to the settlement or disposition of any claim as the settlement or disposition relates to the Indemnified Party under this section, and the Indemnifying Party shall not settle or otherwise resolve any claim without prior notice to the Indemnified Party and the consent of the Indemnified Party if such settlement involves any remedy other than the payment of money by the Indemnifying Party. The Indemnified Party shall cooperate with the Indemnifying Party in its defence of any claim for which indemnification is sought under this section.

4.
Arbitration Related to Indemnification. If for any reason one or both parties believe the other is partially or completely at fault, an arbitrator from the International Centre for Dispute Resolution, London, England Office, shall be requested to work to assess the percentage of fault and arbitrate a resolution which shall be as described in Section 11.3.

5.
Liability Insurance. Commencing not later than fifteen (15) days after the acceptance of an IND or such equivalent and at least fifteen (15) days prior to the date of First Clinical Use, defined as the first date any acceptable Product will be ready for use in humans, of the first Product, LICENSEE shall obtain and carry in full force and effect product and/or treatment liability insurance in amounts that are reasonable and customary in the healthcare industry for similar products. The LICENSEE shall provide the LICENSOR with a certificate of insurance evidencing the insurance coverage at on or before the date of the First Clinical Use and upon any renewal of such insurance policy. If the LICENSEE does not provide a certificate of insurance to LICENSOR, the LICENSOR shall have the right, at the LICENSEE’s expense, to renew the liability insurance policy after providing thirty (30) days advanced written notice to the

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LICENSEE. LICENSOR shall be named and covered by same insurance coverage at LICENSEE’s expense.
8. Term, Termination and Conversion

1.	Term and Termination. This Agreement shall commence on the Effective Date.

1.	The License is granted indefinitely; however, should LICENSEE or its legal successor, file for bankruptcy, the License will be immediately terminated and all rights returned to the LICENSOR.

2.
Similarly, the License may be terminated and all rights shall revert to the LICENSOR if any of the following milestone events do not occur within the timeframe set forth in this Agreement, provided however that any and all of the necessary and required, but not limited to, laboratory, pre-clinical, toxicological, pharmacological, physiological, etc. research has been successful and sufficiently prepared the product for being able to enter such Clinical Trials as mentioned and, provided that LICENSOR shall be required to give LICENSEE thirty (30) days notice and opportunity to cure the failure to meet any of the milestone events:

1.
If LICENSEE does not enter into a research program with the technology in the scope of the License involving European academic university partners, providing a total funding equal to or greater than Four Hundred Thousand Dollars US (US $400,000.00) within three (3) years of the Effective Date; or

2.	If LICENSEE does not enter Clinical Trial or their equivalent for a Product within seven (7) years of the Effective Date.

3.
The Agreement shall also terminate and all rights returned to the LICENSOR if the October 31, 2013 payment is not made on its due date, provided LICENSOR shall be required to give LICENSEE thirty (30) days notice and opportunity to cure the non-payment.

In all cases, any payments made under this Agreement will be deemed non-returnable/refundable to the LICENSEE.

2.
License Continuance and Transference. Should the LICENSOR or its legal successor, file for bankruptcy, the LICENSEE shall immediately own the license and all rights in perpetuity and all licenses to the IP associated with this agreement shall be forever maintained by the LICENSEE in order to continuing advancing the Product(s). If it is necessary for the LICENSEE to pay for the IP and rights at that point, it will have the

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option to purchase any and all, but not limited to, IP, equipment, data, personnel, and all associated things pertaining to and associated with all aspects of the requirements of this contract that are not already owned otherwise by either the LICENSEE or another individual, entity, company, etc.

3.
Termination for Cause. In addition to any other rights a Party may have at law, upon a material breach of this Agreement by a Party, the non-breaching Party shall have the right to provide written notice describing such breach and stating its intention to terminate this Agreement if such breach is not cured. If the breaching Party does not cure the breach within forty-five (45) days of receipt of such notice, then the non-breaching Party will have the right, by written notice provided within forty-five (45) days thereafter, to terminate this Agreement and all licenses or sublicenses granted by the non-breaching Party to the breaching Party. The Party believed to have breached the contract will have the rights to address the concerns or request the introduction of a mediator if such is warranted as described Section 11.2.

4.	Effect of Termination.

a)
In the event of termination of this Agreement, for any reason other than that set forth in Section 8.2 above or termination for cause by LICENSEE, LICENSEE or its respective Affiliates and Sub-Licensees, as the case may be, shall immediately cease to use, make, and sell Products after the end of a six (6) month phase-out period, if not agreed otherwise between the Parties, during which LICENSEE, its respective Affiliates and Sub-Licensees are permitted to sell the Product on stock, including having final production runs completed for any and all orders that have already been ordered and submitted to LICENSEE by any outside recipients, vendors, etc.

b)
At the end of the phase-out period, both Parties shall, to the extent possible, return to the other party all Confidential Information belonging to the other Party, and shall destroy or return all Confidential information, without delay at their own cost and expense. Unsold Products will be returned by LICENSEE to LICENSOR at LICENSEE`s expense.

5.
Accrued Rights. Termination of this Agreement for whatever reason, shall not affect the accrued rights of the Parties arising in any way out of this Agreement, including, but not limited to, payment by the LICENSEE or LICENSOR of any Royalties due under this Agreement.

6.
Conversion. In the event LICENSEE fails to make to make the April 30, 2014 Payment, after being given the requisite notice and opportunity to cure, then the License granted herein shall be immediately converted into a non-exclusive License, and all other rights of LICENSEE, under the terms of this Agreement shall remain in full force and effect.

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9. Development and Marketing Efforts and Obligations

1.
Reasonable Effort. LICENSEE shall devote all reasonable efforts to researching, developing, commencing having manufactured, and commercializing Products as promptly and as reasonably as possible, within the confines of normal business practices.

2.	New Product Plans. LICENSEE shall provide LICENSOR with plans for new Product(s) to be developed on an annual basis.
10. Confidentiality

1.
Confidentiality Obligation. During the Term of this Agreement, and for two (2) years thereafter, each Party shall maintain in confidence any and all Confidential Information disclosed to it by the other Party within the Scope of this Agreement. Each Party further agrees that it shall not use Confidential Information for any purpose other than the purposes expressly contemplated under this Agreement and neither Party may disclose Confidential Information of the other Party, except on a need-to-know basis, to its directors, officers, employees, consultants or agents.

2.
Exceptions. The obligations of confidentiality and non-use contained in Section 10.1 above shall not apply to any Confidential Information to the extent that it can be established by the Party receiving the Confidential Information (the “Receiving Party”) that such Confidential Information:

1.	was already known to the Receiving Party, other than under an obligation of confidentiality, at the time of disclosure by the other Party;

2.	was generally available to the public or otherwise part of the public domain at the time of its disclosure to the Receiving Party;

3.	became generally available to the public or otherwise part of public domain after its disclosure to the Receiving party through no fault attributable to the Receiving Party;

4.	was disclosed to the Receiving Party, other than under an obligation of confidentiality, by a third party who had no obligation to the disclosing Party not to disclose such information to others; or

5.	was independently discovered or developed by the Receiving Party without the use of Confidential Information belonging to the disclosing Party.

3.	Authorized Disclosure. Notwithstanding the limitations set forth in Section 10.1, each party may disclose Confidential Information belonging to the other Party (or otherwise

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subject to this Section 10.3 to the extent such disclosure is reasonable and/or necessary in the following instances, but solely for the limited purpose as required by each and any such instance:

1.	regulatory and tax filings;

2.	prosecuting or defending litigation or similar proceedings;

3.	complying with applicable governmental laws or regulations or valid court orders;

4.
disclosure to Affiliates, agents or other contractors (including Contract Manufacturing Organizations Contract Research Organizations, Consultants, Logistic Companies or other) and sub-licensees as needed in furtherance of a Party’s obligation or rights under this Agreements; provided, however, that prior to any disclosure, the party receiving the Confidential Information must agree to be bound by terms of confidentiality and non-use at least equivalent in scope to those set forth in this Section 9.

4.
Press Releases and Disclosures. Except as required by law or in accordance with this Section 10.4, neither Party shall have the right to make any public announcements or other disclosure concerning the terms of performance of the Agreement without the prior written consent of the other Party, which shall not be unreasonably withheld. Notwithstanding the foregoing, the Parties agree that:

1.	Each Party may disclose this Agreement in confidence to its attorneys, accountants and other professional advisors and to existing or potential investors.

2.
Each Party may disclose this Agreement to potential licensees, or merger partners, etc., although not limited to these, provided that, such Party planning to do the disclosing must first obtain agreement and signed consent from the other Party AND that such the Party doing the disclosing shall have the recipient sign a Non-Disclosure Agreement (NDA) with a period of required silence of seven (7) years or longer and must agree within the NDA to hold such disclosed information in confidence.

3.
Each Party may desire or be required to issue press releases relating to activities under this Agreement and the Parties do hereby agree to consult with each other reasonably and in good faith with respect to the text of such press releases prior to the issuance thereof, provided that neither Party may not unreasonably withhold consent to such releases.

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4.
Unless otherwise agreed, each Party must provide clear mention of the other Party and their contribution(s) in any and all press releases or other release of information relating to either this Agreement or activities under this Agreement, regardless of form, including but not limited to investor meetings, annual stockholder meetings or letters, websites, public or private meetings, slideshows, presentations, informal discussions, etc.

5.
All such public disclosures with respect to this Agreement must be accurate and must comply with all applicable laws and regulations. In the event of a required or desired public announcement, the Party desiring or required to make the public announcement shall provide the other Party with a reasonable opportunity to review and comment on the content of such announcement prior to its being made.

6.
In the event that either Party files a copy of this Agreement according to existing private company and/or stock exchange rules, such Party shall use reasonable efforts to obtain confidential treatment of economic and trade secret information to the maximum extent possible.

5.
Publications. Either Party may, with the prior written consent of the other Party, such consent not to be unreasonably withheld, carry out an “Publication Activity” including but not limited to, publishing or presenting at any symposia, national, international or regional professional meeting or in any journal, thesis, dissertation, newspaper or otherwise of its own choosing, the findings, methods and results derived from work carried out under this Agreement.

1.
The Publishing Party intending to carry out a Publication Activity shall provide the other Party any such proposed publication or presentation in advance of the submission of such proposed activity to a journal, editor, or other third party. The Party having received such proposed publication shall have thirty (30) days to identify any Confidential Information or potentially patentable subject matters that need protection and to provide written comments to the Publishing Party.

2.
If no objection is made to the proposed publication or presentation within the stipulated time, the Publishing Party shall be free to proceed with the publication or presentation. In accordance with scientific custom, each Party shall ensure that due acknowledgement and credit is given to the other Party and its relevant staff members who contributed towards the work and the development of any IP that are the subject of the publication, presentation, etc. in question.

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3.
Confidential Information identified by the non-publishing Party shall be deleted from the proposed publication or presentation unless the non-publishing Party agrees that the Confidential Information is not Intellectual Property and potentially patentable information, as set forth in Section 5 above.

4.
In the event that the non-publishing Party objects to any such publication or presentation on the basis that the same would disclose patentable information, the Publishing Party agrees to either change the presentation or publication or to delay as necessary up to a maximum of thirty (30) days to allow for one or both of the Parties to file any relevant patent applications with respect to the patentable subject matter contained in the proposed publication or presentation.

11. Miscellaneous

1.	Governing Law. This Agreement shall be construed according to the Laws of Singapore.

2.
Dispute Resolution/Mediation. In the event of any dispute arising between the Parties out of or in connection with this Agreement, the Parties shall use their best endeavours to settle amicably such dispute by consultation and negotiation. In the event the Parties are not able to resolve any dispute that arises out of or is related to this Agreement, the Parties shall first to try in good faith to settle the dispute by mediation, the cost of which shall be assumed equally by both parties. Either party may initiate the mediation by providing a written request to the other party.

3.
Arbitration. Any such dispute which cannot be resolved by consultation, negotiation and mediation between the Parties shall within ninety (90) days of commencement of the discussions under Section 11.2, shall be referred to and finally resolved by arbitration in London, England in accordance with the Arbitration Rules of the London International Arbitration Centre for which rules are deemed to be incorporated by reference to this Section. The language of the arbitration shall be English. Any award made hereunder shall be final and binding upon the Parties and judgment on such award may be entered into any court or tribunal having jurisdiction thereof.

4.
Entire Agreement. This Agreement and any exhibits or amendments thereto constitute the entire, final and complete agreement and understanding between the Parties, and replace and supersede all prior discussion and agreements between them, with respect to the Cell-in-a-Box® Trademark and Associated Technology for the treatment of diabetes. No amendment, modification or waiver of any terms or conditions hereof shall be effective unless made in writing and signed by duly authorized officer of each Party.

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5.
Successors and Assigns. This Agreement shall be binding upon each of the Parties, their successors and assigns. LICENSOR shall undertake to impose the obligations under this Agreement upon any legal successors and assigns. LICENSEE shall undertake to impose the obligations under this Agreement upon any legal successors to which the Licensed Rights may be assigned. Except as otherwise expressly provided for in this Agreement, neither Party shall be entitled to assign this Agreement or any rights hereunder to any party without the prior written consent of the other Party, except that, a Party may assign this Agreement to its successor in interest pursuant to a merger, acquisition or sale of all or substantially all of its assets.

6.
Force Majeure. Both Parties shall be excused from the performance of their obligations under this Agreement to the extent that such performance is prevented by Force Majeure and the non-performing Party promptly provides notice of the Force Majeure event to the other Party. If the Force Majeure in question prevails for continues for a period in excess of 3 (three) months, the Parties shall enter into bona fide discussion with a view to agreeing upon such alternative arrangements as may be fair and reasonable. If the Parties cannot agree such alternative arrangement, then either Party shall be entitled to terminate this Agreement immediately by written notice.

7.
Notices. Except as otherwise expressly provided within the Agreement, no notice or other communication from one Party to the other shall have any validity under the Agreement unless made in writing by or on behalf of the Party concerned. This written form requirement also applies to its surrender.

8.
Receipt of Notice. Any notice or other communication that is to be given by either Party to the other shall be given by letter, or by facsimile transmission or by electronic mail confirmed by letter. Such letters shall be delivered by hand or sent prepaid by certified mail, addressed to the other Party at the address given above as the registered address of each Party, with receipted recorded delivery. Notice shall be considered received upon receipt of any such letter, facsimile transmission or item electronic mail.

9.
No Strict Construction. This Agreement has been prepared jointly and shall not be strictly construed against either Party. Ambiguities, if any, in this Agreement shall not be construed against any Party regardless of which Party may be deemed to have authored the ambiguous provision.

10.
Severability. If any one or more of the provisions of this Agreement are held to be invalid or unenforceable by any court of competent jurisdiction from which no appeal can be or is taken, the provisions shall be considered severed from this Agreement and shall not serve to invalidate any remaining provisions hereof. The Parties shall make a good faith effort to replace any invalid or unenforceable provision with a valid and

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enforceable provision such that the objectives contemplated by the Parties when entering this Agreement may be realized.

11.
No Waiver. Any delay in enforcing a Party’s right under this Agreement or any waiver as to a particular default or other matter shall not constitute a waiver of such Party’s right to the future enforcement of its rights under this Agreement, excepting only as to an express written and signed waiver as to a particular matter for particular period of time.

12.
Independent Contractors. Each Party shall act solely as an independent contractor, and nothing in this Agreement shall be construed to give either Party the power or authority to act for, bind or commit the other Party in any way. Nothing herein shall be construed to create the relationship of partnership, principle and agent or joint venture between the Parties.

13.	Counterparts. This Agreement may be executed in two counterparts, each of which shall be an original and all of which shall constitute together the same document.

14.	Headings. Section headings are not to be considered a part of this Agreement and are not intended to be a full and accurate description of the contents hereof.

15.
Attorneys’ Fees. If any action at law or in equity, including an action for declaratory relief, is brought to enforce or interpret the provisions of this Agreement, the court in such action shall award to the prevailing party as costs of the action, in addition to any other relief to which that party may be entitled, its reasonable attorneys’ fees, expert witness fees and costs incurred, which may be set by the court in the same action or in a separate action brought for that purpose.

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Licensing Agreement

International Notarization Page

For and on Behalf of

"LICENSOR"

Dr. Brian Salmons
CEO
Austrianova Singapore Pte. Ltd.

In the Country of Singapore

State of __(N/A)___, County of __(N/A)___

On this 6th day of July, 2013, personally appeared **Dr. Brian Salmons**, before me,

Ee Chong Nam [Notary Name], and proved to me on the basis of satisfactory evidence to be the person whose name is subscribed to the within instrument and acknowledged to me that he executed the same in his authorized capacity as **CEO** of **Austrianova Singapore Private Limited**, and that by his signature on the instrument, **Austrianova Singapore Private Limited** executed and is bound by the instrument.

Witness my hand and official seal: Witnessed/Notarised by:

{SEAL} ______________________

[Notary Signature] EE CHONG NAM NOTARY PUBLIC SINGAPORE

My commission expires: 31 March 2014

ANDREW EE & COMPANY
ADVOCATES & SOLICITORS
NOTARY PUBLIC
COMMISSIONER FOR OATHS
1 COLEMAN STREET
#02-40 THE ADELPHI
SINGAPORE 179803
TEL: (65) 6338 9726 FAX: (65) 6339 6972
UEN 53131059X

NOTARY PUBLIC
Ee Chong Nam
N2013/0078
1 Apr 2013 – 31 Mar 2014
SINGAPORE

6 JUL 2013

"LICENSEE"

Dr. Robert F. Ryan
President & CEO
Nuvilex, Inc.

In the Country of the United States of America

State of Maryland, County of Montgomery

On this 10 day of July, 2013, personally appeared **Dr. Robert F. Ryan**, before me,

Carlos A. Ruiz [Notary Name], and proved to me on the basis of satisfactory evidence to be the person whose name is subscribed to the within instrument and acknowledged to me that he executed the same in his authorized capacity as **President and CEO** of **Nuvilex, Inc.** and that by his signature on the instrument, **Nuvilex, Inc.** executed and is bound by the instrument.

Witness my hand and official seal:

______________________ {SEAL}

[Notary Signature]

My commission expires: August 1, 2013

Do Not Write Below This Line

Singapore Certification Next Page

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